UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                 AMENDMENT NO. 3
                                       TO
                                       TO
                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
     Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934



                         RESTAURANT TRAINING CORPORATION
              -----------------------------------------------------
             (Exact name of Registrant as specified in its charter)


               TEXAS                                         26-00040431
   -------------------------------                       -------------------
   (State  or  other  jurisdiction  of                         (IRS  Employer
    Incorporation  or  Organization)                       Identification  No.)


                 3450 Palencia Dr., #2203, Tampa, Florida  33618
              ----------------------------------------------------
                    (Address of Principal Executive offices)


Issuer's Telephone Number: (813) 265-3549
                           (209) 254-8191 Fax
                           ------------------


        Securities to be registered pursuant to section 12(b) of the Act:
        -----------------------------------------------------------------

                                      None

        Securities to be registered pursuant to section 12(g) of the Act:
        -----------------------------------------------------------------

                          Common Stock, $1.00 par value
                                (Title of Class)

                         Restaurant Training Corporation
                                   Form 10-SB

                                Table of Contents


PART I                                                               Page

Item 1.     Description of Business................................... 3

Item 2.     Management's Discussion and Analysis or Plan of
              Operation.............................................. 13

Item 3.     Description of Property.................................. 18

Item 4.     Security Ownership of Certain Beneficial Owners
              and Management......................................... 18

Item 5.     Directors, Executive Officers, Promoters and
              Control Persons........................................ 19

Item 6.     Executive Compensation................................... 20

Item 7.     Certain Relationships and Related Transactions........... 20

Item 8.     Description of Securities................................ 21


PART II

Item 1.     Market for Common Equity and
              Related Stockholder Matters............................ 22

Item 2.     Legal Proceedings........................................ 23

Item 3.     Changes in and Disagreements with Accountants............ 23

Item 4.     Recent Sales of Unregistered Securities.................. 23

Item 5.     Indemnification of Directors and Officers................ 23


PART F/S

            Financial Statements..................................... 24


PART III

Item 1.     Index to Exhibits........................................ 41


Signatures........................................................... 41

We are voluntarily filing this Form 10-SB registration statement in order to make information concerning our business plan, including financials, available to the public as well as our existing and potential investors. We intend to continue to file all interim and periodic reports as required under the Exchange Act of 1934, as amended, and by the Securities and Exchange Commission (SEC) in order to stay in compliance with all applicable securities rules and regulations relating to reporting companies.


PART I.
-------

ITEM 1.     DESCRIPTION OF BUSINESS

Overview

     We are a development stage company involved in assisting both franchised and non-franchised restaurant businesses organize, properly train, and retain their employees. Through proper organization, training, and follow-up many restaurant properties experience increases in average sales per guest, overall food and liquor sales increases, and improved employee/employer relationships. Our initial sources of revenue are expected to be derived from the following services:

- Manager Training. A key element to good service is having great on-site management. Managers will be trained in areas including guest service and interaction, employee relations aimed at minimizing employee turnover rates, food and beverage preparation and presentation, effective employee training methods to improve individual employee salesmanship, and general management techniques of running a restaurant and bar. We plan on offering custom tailored manager training to our clients that will encompass training in either specific areas that could be problematic for a particular client or a general training program encompassing all of our areas of training. We project these services will account for approximately 15% of our overall revenues.

- On-Site Training. We intend to offer on-site employee training services targeted at the single unit restaurant operation or for new restaurant properties preparing for their grand opening. We plan providing group training sessions within the actual restaurant for all of the employees, including servers, bartenders and kitchen staff. Areas we intend to train clients in include guest service and interaction, specific methods for improving individual service and salesmanship to increase tips, food expo and presentation techniques, food and drink preparation and presentation, and strategies for improved teamwork. We project these services will account for approximately 50% of our overall revenues.

- Seminar-type Training. In addition to our on-site training services aimed at single unit operations, we intend to offer seminar-type training to larger, multiunit restaurant businesses. Rather than visit each restaurant unit separately, the client can have all of its employees meet in one location for ongoing training purposes. While not typically as effective as the smaller group sessions found in on-site training, this method could be cost effective for the larger multiunit operations and can educate employees with key sales techniques for increasing sales and tips, new product rollouts and menu item introductions, and create better camaraderie and teamwork among its employees. We project these services will account for approximately 25% of our overall revenues.

- Standard Operating Procedures (SOPs)/Corporate Manuals. Independent restaurant businesses started by talented chefs or sole proprietors typically lack the discipline and organization found in the better known chains. While in the early stages of operations it makes little, if any, impact, over time and as the business grows and expands it becomes a critical weakness. In fact, in some instances the lack of SOPs can become a significant legal liability opening the door to unwanted and unwarranted lawsuits. We intend to offer services aimed at helping such restaurants develop a proper set of SOPs. These will not only provide a written guide for the existing employees and on-site managers, but for future generations of employees and, possibly, new owners. Our written SOPs will provide a basis for operations of the restaurant including front of the house (FOH), back of the house (BOH) and bar area(s). We will not pass upon the legality of our clients' SOPs, they will be required to seek independent legal counsel for such legal opinions. Our services will be aimed at assisting them in putting their collective operating procedures onto paper in an easy-to-understand format thereby creating a reference resource that addresses the various aspects of the restaurant's operation. We project these services will account for approximately 10% of our overall revenues.

     As of the date of this registration statement we have not commenced any operations or begun to offer any of the above mentioned services. These are the services we intend to provide whenever, if ever, we are able to commence full scale operations. To date all of our efforts and limited resources have been spent on developing our business plan and seeking outside investment capital.
We will not be able to begin executing our business plan until we raise sufficient capital. At this time we estimate we need at least $250,000 in investment capital to commence full scale operations and begin executing our business plan.

     Our independent auditors have issued a "going concern" opinion which raises substantial doubts to our ability to remain in business, much less properly execute our business plan and ever achieve profitability, without securing any new investment capital.

Organization and Charter Amendments

     We were incorporated in the State of Texas on January 18, 1994 under the name Sitra Investments, Inc. Our initial business concept was to provide management and investment guidance to start-up businesses.

We initially issued 5,000 shares of our common stock, $1.00 par value, on February 7, 1994 to our incorporator in accordance with Rule 144 in exchange for services related to our incorporation and organization that we valued at $5,000.

     On May 21, 1994, we enacted a 1,000-for-1 forward stock split in an effort to attract investment capital from outside investors. All of management's efforts failed to attract the necessary investment capital to commence full-scale business operations. Subsequently, management abandoned all fund raising efforts and allowed us to fall behind with our corporate franchise tax filings.

     On July 12, 2001, our resident agent filed all of our missing corporate franchise tax filings and had us reinstated as a corporation in good standing with the State of Texas.

     On January 1, 2002, Victoria Z. Carlton, our current President and Chief Executive Officer, acquired a majority interest in us (2,510,000 shares of our common stock, or 50.2% of our issued and outstanding shares of common stock) from our original incorporator in a private transaction.

     On January 15, 2002, we filed an amendment to our Articles of Incorporation with the Texas Secretary of State to increase our authorized capital to 50,000,000 shares of common stock and 10,000,000 shares of preferred stock. At this time we also changed our legal corporate name from Sitra Investments, Inc. to Restaurant Training Corporation to better represent our new business plan.

     On March 15, 2002, Victoria Z. Carlton was appointed to our Board of Directors and approved as our new Chairman, President, and Chief Executive Officer. Also appointed to the Board of Directors and as Treasurer and Secretary was Michael Hume. Ms. Carlton and Mr. Hume currently comprise our entire two-person Board of Directors.

     On July 19, 2002, we filed an amendment to our Articles of Incorporation with the Texas Secretary of State to eliminate and clarify potentially conflicting language concerning shareholder voting rights and preemptive rights as established in an earlier amendment to our Articles of Incorporation. Additional information on our securities may be found later in this document under the heading Description of Securities.


Our Business Strategy

     Our objective is to develop and administer various consulting services and training programs - both on-site for single unit operations and seminar-type for larger, multiunit operations - for the restaurant industry. We intend to provide our services to both franchised and non-franchised restaurant businesses to improve their servers' up-selling capabilities, kitchen staff's efficiencies and bartender salesmanship. Our initial sources of revenue are expected to be derived from the following services:

- Manager Training. A key element to good service is having great on-site management. Managers will be trained in areas including guest service and interaction, employee relations aimed at minimizing employee turnover rates, food and beverage preparation and presentation, effective employee training methods to improve individual employee salesmanship, and general management techniques of running a restaurant and bar. We plan on offering custom tailored manager training to our clients that will encompass training in either specific areas that could be problematic for a particular client or a general training program encompassing all of our areas of training. We project these services will account for approximately 15% of our overall revenues.

- On-Site Training. We intend to offer on-site employee training services targeted at the single unit restaurant operation or for new restaurant properties preparing for their grand opening. We plan providing group training sessions within the actual restaurant for all of the employees, including servers, bartenders and kitchen staff. Areas we intend to train clients in include guest service and interaction, specific methods for improving individual service and salesmanship to increase tips, food expo and presentation techniques, food and drink preparation and presentation, and strategies for improved teamwork. We project these services will account for approximately 50% of our overall revenues.

- Seminar-type Training. In addition to our on-site training services aimed at single unit operations, we intend to offer seminar-type training to larger, multiunit restaurant businesses. Rather than visit each restaurant unit separately, the client can have all of its employees meet in one location for ongoing training purposes. While not typically as effective as the smaller group sessions found in on-site training, this method could be cost effective for the larger multiunit operations and can educate employees with key sales techniques for increasing sales and tips, new product rollouts and menu item introductions, and create better camaraderie and teamwork among its employees. We project these services will account for approximately 25% of our overall revenues.

- Standard Operating Procedures (SOPs)/Corporate Manuals. Independent restaurant businesses started by talented chefs or sole proprietors typically lack the discipline and organization found in the better known chains. While in the early stages of operations it makes little, if any, impact, over time and as the business grows and expands it becomes a critical weakness. In fact, in some instances the lack of SOPs can become a significant legal liability opening the door to unwanted and unwarranted lawsuits. We intend to offer services aimed at helping such restaurants develop a proper set of SOPs. These will not only provide a written guide for the existing employees and on-site managers, but for future generations of employees and, possibly, new owners. Our written SOPs will provide a basis for operations of the restaurant including front of the house (FOH), back of the house (BOH) and bar area(s). We will not pass upon the legality of our clients' SOPs, they will be required to seek independent legal counsel for such legal opinions. Our services will be aimed at assisting them in putting their collective operating procedures onto paper in an easy-to-understand format thereby creating a reference resource that addresses the various aspects of the restaurant's operation. We project these services will account for approximately 10% of our overall revenues.

     Our services will be offered independently to each client. Should the client wish to avail themselves of a variety of the services we intend to offer, then we might offer the services in a package deal with a nominal discount.

     We have developed the following focal points and strategies we anticipate sharing with our clients and trainees as an inclusive part of our services:

     - Create a Fun, Energetic, Destination Drinking and Dining Experience. We wish to teach our clients on how to create and promote a fun, irreverent and socially interactive atmosphere. We intend to accomplish this by developing and maintaining a fun and festive atmosphere which should make their restaurants and bars fun and entertaining to their guests.

     - High Standard of Guest Service. We intend to impart a passionate belief of guest service to our clients, ranging from the general manager to the greeters, through intense training, constant monitoring and emphasizing consideration of their guests first and foremost in all decisions. Happy and satisfied guests tell their friends, family and coworkers about their experience, thus generating positive word-of-mouth advertising.

     - Pursue Disciplined Restaurant Growth. We will instill the virtues of disciplined expansion to our clients. Too many restaurant businesses have failed as a result of unchecked expansion. Through disciplined growth our clients will be able to better monitor new restaurant openings and make sure that their guests have a positive experience and leave wanting to return again soon.

     - Provide Superior Dining Value. We believe that for our client's guests to return they need to provide their guests with interesting, high quality entrees and drinks. We will train them that each restaurant should serve a unique variety of original entrees, drinks and limited souvenirs to increase the client's per guest check average (PGA).


Our Industry Overview

     In the United States, consumers are drinking and eating at restaurants and bars at ever increasing rates. According to the Department of Commerce, the restaurant industry generates approximately $257 billion in annual sales, an amount that represents roughly 35% of total consumer food expenditures.

     The restaurant industry is comprised of four basic segments: fast food, mid-scale, casual dining and fine dining. The industry itself is highly fragmented by the presence of thousands of independent "mom and pop" operators and small chains. We estimate that chain stores control approximately 61% of the fast food segment while controlling only about 22% of the other three segments combined.

     The well-known nationwide chains, especially the fast food variety, have their own internal training personnel. In some cases they even have entire training departments and special training facilities. These restaurant businesses rarely, if ever, utilize outside consultants to assist with training their managers and employees.

     This translates into a general market for our prospective services of approximately one-third of the fast food market and three-quarters of the other three more conventional dining markets. Our focus is on the latter since we estimate server and bartender training will comprise roughly 75% our of overall revenue.

     The consulting market for training managers, employees and assisting with corporate organization and grand openings is highly fragmented. The vast majority of consultants in this industry are individuals who are former restaurant managers, servers, kitchen staff and bartenders themselves.

     Because the training industry is an integral part of the restaurant industry as a whole, each is dependent upon the other for survival. We estimate the size of our industry as one-half of one-tenth of one percent (0.05%) of the overall restaurant industry which would make it a $128.5 million industry.

Operations and Management

     Our ability to effectively assist our client's in managing an operation including high volume restaurants and bars is critical to our overall success. In order to maintain quality and consistency at each of our clients' restaurant and bar properties we must carefully train their personnel and teach them how to properly supervise their personnel and the establishment of, and adherence to, high standards relating to personnel performance, food and beverage preparation, entertainment productions and equipment, and maintenance of the facilities. Our current executive officers are capable of overseeing our planned growth over the next two years. We plan on advising our clients on the following areas:

     - Recruiting. We will instill the need to actively recruit and select individuals who exhibit a passion for guest service. Our selection process we teach includes testing and multiple interviews to aid in the selection of new employees, regardless of their prospective position.

     - Training. We believe that proper training is the key to exceptional guest services. There simply are no substitutes. Each new client will be trained how to implement our 12-week manager training program, which includes cross-training in all management duties. We will also teach our client's our non-management training program consisting of a two-week training program where they will learn all of food and drink offerings, operational procedures and the point-of-sale (POS) computer system.

     - Secret Shopper. We will advise our client's to implement a "secret shopper" program. Because we believe exceptional guest services are paramount to our client's success we will advise them on the benefits of using a secret shopper program to monitor quality control at all of their restaurants and bars. Secret shoppers are independent persons who visit a restaurant and test its food, beverages and service under the appearance of regular customers without the knowledge of restaurant's management or personnel knowing they are being evaluated. Secret shoppers typically visit on a periodic basis and report their findings to executive level management.


     In compliance with Item 101(b)(10) of Regulation S-B, we have incurred developmental expenses of $2,500, consisting of accounting fees, during the preceding two fiscal years. It is important to note that our company was a privately held shell company until January 2002 when our two executive officers Victoria Carlton and Michael Hume acquired a controlling interest in the privately held shell company. Since that time all of our developmental work has focused on voluntarily registering and complying with the Securities and Exchange Commission's rules and regulations to become and remain a fully reporting company and seeking prospective sources of investment capital.

Marketing, Advertising and Promotion

     Our marketing strategy is aimed at attracting new clients through more traditional and direct marketing avenues. We will focus on building a reputation among small restaurant businesses and expand into larger regional and, eventually, national chains.

     Initially we will rely on management's personal contacts in the industry to market our services. These contacts are comprised primarily of former co-workers in the restaurant industry consisting of servers, bartenders, managers and general managers. Because on-site management usually determines and makes recommendations to corporate offices or the independent restaurant owner regarding employee training and what needs to be done to maximize restaurant sales, we intend to focus on renewing and cultivating our relationships at this level in hopes of converting some of them into revenue producing clients. We anticipate spending approximately 4 months and $10,000 ($2,500 a month) on this phase of our marketing efforts.

     After this first-stage marketing effort has been exhausted, and depending on the success of our initial efforts, we will switch to more standardized marketing efforts targeting prospective local and regional clients, including:

- Direct Mail. This form of marketing would commence with bulk mailing "teaser" pieces to prospective clients which would be followed up upon request with more detailed literature. We anticipate on sending out 500 bulk mail pieces a week with a 1% response rate. This would be an ongoing campaign and is projected to cost an estimated $2,500 a month in direct printing, sorting, list purchases and mailing costs;

- Select Media Advertisements in Industry Publications. This type of marketing would encompass spot advertisements in industry and food magazines and newsletters. We plan on beginning this type of marketing, which is more costly than the former methods, no earlier than 6 months into our general marketing campaign. We anticipate running on average three such advertisements at an aggregate cost of approximately $10,000 per month.

- Telemarketing. We will use telemarketing resources to follow-up with our direct mailing efforts and leads generated by our media advertisements. Upon confirming a solid lead the lead will be passed on to one of our executive officers to try and convert it into a revenue generating client. We expect to commence telemarketing efforts a few weeks after our first bulk mailing. Telemarketing expenses are anticipated to run approximately $2,000 a month.

     From these efforts it is our ultimate goal to develop a following of satisfied clients and grow our client base through "word of mouth" advertising. We believe that this not only keeps marketing costs to a minimum, but is far more effective in generating new revenue producing clients.

     We do not intend to spend more than 10% of our gross revenues on marketing, advertising and promotion.


Competition

     The restaurant and bar industry is intensely competitive. We compete with other restaurant consultants and in-house training departments at larger chain-type restaurants. We compete against many well established competitors who have substantially greater financial resources and a longer history of operations than we do. These competitors' resources and market presence may provide them with advantages in marketing, purchasing and negotiating prices and contract terms. These factors may put us at a significant disadvantage when competing in some marketplaces.

     Additionally, because we are start-up business that has yet to commence operations, we face an monumental challenge entering this industry and building recognition for ourselves. We currently consider ourselves ranked below everyone we will be competing with, including independent consultants and in-house training departments. Furthermore, we do not expect this relative competitive ranking to improve until we are able to start consulting with actual revenue clients and enjoying the benefits of referrals from satisfied clients.

Employees

     As of July 15, 2002, we had no full-time employees and two part-time employees. Our part-time employees do not spend more than 20 hours a week working on our business.

     None of our employees are covered by collective bargaining agreements, and we have never experienced an organized work stoppage or strike. We consider relations with our employees to be very good.

Government Regulations

     Our operations are subject to various general federal, state and local laws governing such matters as wages, working conditions, citizenship requirements and overtime pay that affects most U.S. businesses. Some states have set minimum wage requirements higher than the federal level. Accordingly, should we ever develop a staff of hourly workers, increases in the minimum wage will increase our labor costs.

     Other governmental initiatives such as mandated health insurance, if ever implemented, could adversely affect us by significantly increasing our labor costs. We could also become subject to the Americans With Disabilities Act of 1990, which, among other things, could require certain renovations to our future offices and other properties, if any, to meet federally mandated requirements.

     Our prospective clients on the other hand are subject to numerous additional government regulations, including regulation by federal agencies to licensing and regulation by state and local health, sanitation, building, zoning, safety, fire and other departments relating to the development and operation of restaurants and bars. We do not intend to offer any consulting or training services to our clients in relation to these and other government regulations of our clients. It is our intent to refer them to proper legal counsel on such matters and avoid any potential liabilities that may arise from these various government regulations.

Legal Proceedings

     We are not currently party to any legal proceedings, nor are we aware of any pending or threatened actions against us.

     Additionally, we require that each of our client's indemnify us before we perform any on-site services or assist with the opening of any new locations.

                                HIGH RISK FACTORS

     An investment in us involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to other information contained in this registration statement, before making a decision to invest.


We are a development stage company with no operating history for you to evaluate our business.

     We began developing our business plan in January 2002 and are only in the very early stages of development. Because we have no operating history, it is difficult to evaluate our business and future prospects. An investor should also consider the uncertainties and difficulties frequently encountered by companies, such as ours, in their early stages of development. Our revenue and income potential is unproven and our business model is still emerging. If our business model does not prove to be profitable, investors may lose all of their investment.

     We project that we will need a minimum of $250,000 over the next 12 months to commence full scale operations and properly execute our business plan. These funds will be spent as follows:

     Legal and accounting fees              $20,000
     Office/seminar space lease              54,000
     Office furniture/equipment              40,000
     Marketing and advertising               35,000
     Design and printing                     27,000
     Salaries                                50,000
     Working capital reserve                 24,000
     -------------------------------------------------
                                           $250,000


We have incurred operating losses since the inception of our business, and anticipate continued losses for the foreseeable future.

     As of June 30, 2002, we had no revenues and an accumulated deficit of ($5,000). We have not achieved profitability and expect to continue to incur net losses through the fiscal year ending December 31, 2002 and probably into subsequent fiscal periods. We expect to incur varied operating expenses and, as a result, will need to generate considerable revenues to achieve profitability, which may never occur. Even if we do achieve profitability, we may be unable to sustain or increase profitability on an ongoing basis.


We are dependent upon management to fund our ongoing operations, and cannot be certain that future financing will be available to us or on acceptable terms when we need it.

     We currently do not have enough working capital to satisfy our capital needs. We are currently dependent upon our management, particularly our President and Chief Executive Officer, Victoria Z. Carlton, to fund our ongoing operations. We have no agreements with any member of management requiring them to fund our ongoing operations and address our capital needs. Additionally, we can give no assurances that any of our current or future fundraising efforts will be successful or that management will continue to fund our ongoing operations.

We depend on Victoria Z. Carlton, our President and Chief Executive Officer. The loss of her services, or future key personnel, could harm our business.

     Our business is dependent on Victoria Z. Carlton, our President and Chief Executive Officer. We do not have an employment agreement with Ms. Carlton. Should we lose Ms. Carlton's services we could have great difficulty replacing her with another qualified officer, which could result in us failing to properly execute our business plan and, ultimately, failing to generate sufficient revenues to achieve profitability. Also, we presently do not have any type of "key-man" life insurance on Ms. Carlton.


Our President and Chief Executive Officer has divided responsibilities and possible conflicts of interest.

     Our President and Chief Executive Officer, Victoria Z. Carlton, is also an officer and director at Premier Development & Investment, Inc. Although Ms. Carlton is active in our management, she does not devote her full time and resources to our business. Because Ms. Carlton has these divided responsibilities she may not be able to devote enough time to properly execute our business plan which could result in missed business opportunities and worse-than-expected operating results. Ms. Carlton does not intend to spend more than 20 hours per week working for us.

     Furthermore, because she is an officer and director at Premier Development & Investment, Inc., a developer and operator of theme-based restaurant and bar properties, she could encounter potential conflicts of interest between her divided responsibilities. Although we are involved in different aspects of the same industry, there are no agreements in place to prevent Ms. Carlton from redirecting our future clients and/or business opportunities to Premier Development & Investment, Inc. Additionally, we do not have a formal policy for the resolution of any such conflicts of interest should they arise.


Our industry is historically seasonal.

     Our industry is historically seasonal, with industry sales volumes generally higher during the spring and summer months and lower in the fall and winter months. Severe weather, storms and similar conditions may impact industry sales volumes and limit demand for our services therefore preventing our business from generating enough revenues to reach profitability, or if profitability is ever reached, fail to maintain such profitability.


Our business is subject to various government regulations.

     Our operations are subject to various general federal, state and local laws governing such matters as wages, working conditions, citizenship requirements and overtime pay that affects most U.S. businesses. Some states have set minimum wage requirements higher than the federal level. Accordingly, should we ever develop a staff of hourly workers, increases in the minimum wage will increase our labor costs.

     Other governmental initiatives such as mandated health insurance, if ever implemented, could adversely affect us by significantly increasing our labor costs. We could also become subject to the Americans With Disabilities Act of 1990, which, among other things, could require certain renovations to our future offices and other properties, if any, to meet federally mandated requirements.

     In addition to the government regulations we are subject to, our prospective clients on are subject to numerous additional government regulations, including regulation by federal agencies to licensing and regulation by state and local health, sanitation, building, zoning, safety, fire and other departments relating to the development and operation of restaurants and bars. We do not intend to offer any consulting or training services to our clients in relation to these and other government regulations of our clients.
It is our intent to refer them to proper legal counsel on such matters and avoid any potential liabilities that may arise from these various government regulations.


We have anti-takeover provisions which may make it difficult to replace or remove our current management.

     Our Articles of Incorporation authorizes the issuance of up to ten-million (10,000,000) shares of preferred stock with such rights and preferences as may be determined from time to time by our Board of Directors. Our Board of Directors may, without requiring shareholder approval, issue preferred stock with dividends, liquidation, conversion, voting or other rights which could supercede and/or adversely affect the voting power and/or other rights of the holders of our common stock. The ability of our Board of Directors to issue preferred stock may prevent any shareholder attempt to replace or remove current management and/or could make it extremely difficult for a third party to acquire us, even if doing so would be in our stockholders' best interests.


Management control discourages takeovers and affects value.

     Our President and Chief Executive Officer, Victoria Z. Carlton, currently owns 2,510,000 shares of our issued and outstanding common stock which represents a majority ownership of 50.2% of all issued and outstanding shares. Hence, outside investors have little, if any, control over management. Ms. Carlton can effectively control our corporate direction without worry from being ousted from her current positions. Furthermore, this concentration of control will discourage any potential takeover attempts and any investment in us by persons who might wish to eventually acquire a controlling interest in us.


Our independent auditor's opinion contains a "going concern" qualification which raises "substantial doubt" to our ability to continue as a going concern.

     The auditor's opinion to our financial statements indicates that it was prepared on the assumption that we continue as a going concern. Nevertheless, our independent auditor believes there is "substantial doubt" that we will be able to continue as a going concern. See "Independent Auditors' Report" on page [insert]. The auditor notes that we remain a development stage company and that we are dependent upon the Company's ability to meet its future financing requirements. We believe we are taking the steps necessary towards developing and implementing our business plan and are working towards generating sufficient levels of financing that will lead to the elimination of such qualification from our audited statements. However, there can be no assurance that we will ever achieve profitability or that a stream of revenue can be generated or sustained in the future.


Our common stock is subject to the penny stock rules.

     The SEC has adopted a set of rules called the penny stock rules that regulate broker-dealer securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information regarding transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer to deliver to the customer a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with other information. The penny stock rules require that prior to a transaction in a penny stock, the broker-dealer must determine in writing that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may reduce the level of trading activity in the secondary market for a stock that is subject to the penny stock rules. In the event a market ever develops for our common stock, investors in our common stock may find it more difficult to sell their common stock.


Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes appearing elsewhere in this registration statement. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those presented under "Item 1. Description of Business - High Risk Factors" and elsewhere in this registration statement.

Overview

     We are a development stage company involved in assisting both franchised and non-franchised restaurant businesses organize, properly train, and retain their employees.

Independent Auditor's "Going Concern" Opinion

     The auditor's opinion to our financial statements indicates that it was prepared on the assumption that we continue as a going concern. Nevertheless, our independent auditor believes there is "substantial doubt" that we will be able to continue as a going concern. See "Independent Auditors' Report" on page [insert]. The auditor notes that we remain a development stage company and that we are dependent upon the Company's ability to meet its future financing requirements. We believe we are taking the steps necessary towards developing and implementing our business plan and are working towards generating sufficient levels of financing that will lead to the elimination of such qualification from our audited statements. However, there can be no assurance that we will ever achieve profitability or that a stream of revenue can be generated or sustained in the future.

Results of Operations

     For the ease of reference, we refer to the fiscal year ended December 31, 2001 as fiscal 2001 and the fiscal year ending December 31, 2002, our current fiscal year, as fiscal 2002.

Revenues

     We have never generated any revenues since our inception on January 18, 1994. We remain a development stage company and do not anticipate generating any revenue for the remainder of fiscal 2002.

Expenses

     For fiscal 2001 and for the six-month period ended June 30, 2002 we did not incur any expenses. We do not anticipate incurring any material expenses until management either secures appropriate funding or is able to begin generating initial revenues.

Net Results

     For fiscal 2001 and the six-month period ended June 30, 2002 we had no earnings or loss, or NIL per share. This is because for both periods we generated no revenues and incurred no expenses.

Liquidity and Capital Resources

     We have financed our operating activities, which have consisted primarily of our incorporation and organization, through a private offering of our equity securities and the personal contributions of our officers and directors.

     As of June 30, 2002, we had no assets.

     As of June 30, 2002, we had no liabilities, financial obligations or commitments outstanding. Furthermore, we do not anticipate taking on any material financial obligations or commitments for the remainder of fiscal 2002.

     In our efforts to become a fully reporting company with the Securities and Exchange Commission (SEC) we have incurred expenses of $2,500 associated with the filing of this Registration Statement on Form 10-SB. This expense was incurred after June 30, 2002 and during the fiscal quarter ended September 30, 2002 and consisted of professional services associated with our independent auditing firm. We were able to borrow the funds with no interest or fees to pay for this expense from one of our shareholders, Premier Development & Investment, Inc. Our President and Chief Executive Officer serves as Treasurer and Secretary to Premier Development & Investment. This note is due in full when adequate funding is secured or June 30, 2003, whichever comes first. We have not incurred, nor do we anticipate, any additional expenses associated with our efforts to become fully reporting with the SEC.


Plan of Operation

General

     We are a development stage consulting company involved in assisting both franchised and non-franchised restaurant businesses organize, properly train, and retain their employees. Through proper organization, training, and follow-up many restaurant properties experience increases in average sales per guest, overall food and liquor sales increases, and improved employee/employer relationships.

     Our objective is to develop and administer seminar-type and on-site training programs for the restaurant industry. We intend to provide our services to both franchised and non-franchised restaurant businesses to improve their servers' up-selling capabilities, kitchen staff's efficiencies and bartender salesmanship. Our initial sources of revenue are expected to be derived from the following services:

- Manager Training. A key element to good service is having great on-site management. Managers will be trained in areas including guest service and interaction, employee relations aimed at minimizing employee turnover rates, food and beverage preparation and presentation, effective employee training methods to improve individual employee salesmanship, and general management techniques of running a restaurant and bar. We plan on offering custom tailored manager training to our clients that will encompass training in either specific areas that could be problematic for a particular client or a general training program encompassing all of our areas of training. We project these services will account for approximately 15% of our overall revenues.

- On-Site Training. We intend to offer on-site employee training services targeted at the single unit restaurant operation or for new restaurant properties preparing for their grand opening. We plan providing group training sessions within the actual restaurant for all of the employees, including servers, bartenders and kitchen staff. Areas we intend to train clients in include guest service and interaction, specific methods for improving individual service and salesmanship to increase tips, food expo and presentation techniques, food and drink preparation and presentation, and strategies for improved teamwork. We project these services will account for approximately 50% of our overall revenues.

- Seminar-type Training. In addition to our on-site training services aimed at single unit operations, we intend to offer seminar-type training to larger, multiunit restaurant businesses. Rather than visit each restaurant unit separately, the client can have all of its employees meet in one location for ongoing training purposes. While not typically as effective as the smaller group sessions found in on-site training, this method could be cost effective for the larger multiunit operations and can educate employees with key sales techniques for increasing sales and tips, new product rollouts and menu item introductions, and create better camaraderie and teamwork among its employees. We project these services will account for approximately 25% of our overall revenues.

- Standard Operating Procedures (SOPs)/Corporate Manuals. Independent restaurant businesses started by talented chefs or sole proprietors typically lack the discipline and organization found in the better known chains. While in the early stages of operations it makes little, if any, impact, over time and as the business grows and expands it becomes a critical weakness. In fact, in some instances the lack of SOPs can become a significant legal liability opening the door to unwanted and unwarranted lawsuits. We intend to offer services aimed at helping such restaurants develop a proper set of SOPs. These will not only provide a written guide for the existing employees and on-site managers, but for future generations of employees and, possibly, new owners. Our written SOPs will provide a basis for operations of the restaurant including front of the house (FOH), back of the house (BOH) and bar area(s). We will not pass upon the legality of our clients' SOPs, they will be required to seek independent legal counsel for such legal opinions. Our services will be aimed at assisting them in putting their collective operating procedures onto paper in an easy-to-understand format thereby creating a reference resource that addresses the various aspects of the restaurant's operation. We project these services will account for approximately 10% of our overall revenues.


Future Operations

     Because we remain a start-up development company with limited capital resources, it may be necessary for our executive officers and directors to either advance us funds or to accrue expenses until such time we can obtain outside investment capital. Any cash funds advanced to us by our officers and directors will be in the form of promissory notes and will bear no interest. Management intends to hold expenses to a minimum and to obtain services, if possible, on a contingency basis or through the issuance of our common stock. Furthermore, none of our officers or directors shall receive any compensation, cash or otherwise, until we are successful in raising sufficient funds to properly execute our business plan.

     Over the next 12-months we intend to spend our time and resources on the following activities:

- Complete SEC Registration Process. We hope to have our Form 10-SB Registration Statement completed as quickly as possible. All of our efforts and resources to date have been focused on this effort and will remain focused on this process until we are successfully past the comment phase of this registration process.


- Raise Capital. Beginning in early 2003 after we have successfully completed our SEC registration process, we intend to revisit various funding scenarios with established broker-dealer firms. It is our hope to be able to find a broker-dealer willing to assist us locate adequate funding. In the event we are not able to find a broker-dealer willing to assist us, our contingency plan calls for our officers and directors to attempt to raise our initial capital themselves through a Direct Public Offering (DPO). However, we believe that by complying with the SEC's rules and regulations pertaining to disclosure we will have a better chance of finding a broker-dealer willing to work with us to raise capital from outside investors. We estimate this process will take between six to nine months to successfully complete.

- Establish Working Office. Once our initial funding requirements have been satisfied (an estimated 8 to 11 months from this writing) we will open an actual office capable of hosting our clients and their employees. This should take approximately one month to establish and get prepared for hosting prospective clients. Also at this stage we intend to create all of our necessary support materials and documentation to properly conduct our business activities.

- Commence Marketing Efforts. Although marketing efforts will be an ongoing and never ending process, we intend to begin with our initial marketing efforts only after we have successfully completed our SEC registration, raised the required capital and opened a working office. We hope to secure our first clients within the first two months of commencing our marketing efforts, or by the conclusion of the fiscal year ending December 31, 2003.

     It is very clear to us that our present sources of funding will not be sufficient to properly launch our business plan and commence full-scale operations. Management's primary task at the present time is to create enough interest from outside investors to raise sufficient levels of capital to commence the execution of our business plan. Presently we project that we will need a minimum of $250,000 over the next 12 months to commence full scale operations and properly execute our business plan. If we are successful at raising these funds we intend to spend them as follows:

     Legal and accounting fees               $20,000
     Office/seminar space lease               54,000
     Office furniture/equipment               40,000
     Marketing and advertising                35,000
     Design and printing                      27,000
     Salaries                                 50,000
     Working capital reserve                  24,000
     -------------------------------------------------
                                            $250,000

     Management is evaluating the feasibility of conducting a limited offering or private placement of our securities. Such offerings would probably require us to register securities for sale with the SEC. The cost of undergoing such a registration might be prohibitive and could prevent us from obtaining the investment capital we need to commence execution of our business plan.

Cash Requirements and Need For Additional Capital

     Until we raise sufficient capital from outside sources to commence full-scale operations we anticipate our executive officers and directors will cover any basic cash requirements required to keep us in compliance with all existing corporate filing requirements, including with the Texas Secretary of

State, the Internal Revenue Service and the Securities and Exchange Commission. In the event we cannot secure funding, our basic cash requirements required to prevent insolvency are expected to be no more than $6,000 over the course of the next twelve months. However, because there is no formal agreements in place with any of our executive officers and directors, no assurances can be given that they will provide for any cash shortfalls or that any cash shortfalls can be deferred or paid for through the issuance of common stock.

     One exception to the aforementioned is our independent auditor must be paid in cash. If our executive officers and directors to not cover the cash cost of our auditing requirements. A failure to maintain current auditing of our corporate affairs would result in our failure to meet our future filing requirements with the SEC. Failure to retain our status as a reporting company could further limit our abilities to raise the necessary amount of investment capital to commence execution of our business plan.

Employees

     We presently do not have any plans to add any additional employees to our staff. We may expand (or decrease) the size of our Board of Directors.
However, none of the members of our Board of Directors receives a salary or benefits in any form, nor do we have any plans to begin paying salaries, cash or otherwise, or offering any form of benefits to our Board of Directors.

     We believe that the current efforts from our existing executive officers, supported by our Board of Directors, will prove satisfactory in enabling us to raise the necessary capital to properly execute our business plan. Should our executive officers and members of our Board of Directors fail to raise the necessary capital to execute our business plan, there will be inadequate resources to hire new personnel capable of possibly raising much needed funds and/or executing our business plan.

Property and Equipment

     We do not foresee any immediate needs to purchase or lease any new or additional facilities, property or equipment. We anticipate that any new property or equipment requirements will be commensurate with new funding and subsequent business developments.

Factors That May Affect Future Results

     The majority of management's efforts to date have centered around developing our business plan and preparing to become a fully registered and compliant company with the Securities and Exchange Commission (SEC). None of these activities are revenue generating.

     We believe that by becoming registered with the SEC it will simplify our task of raising capital from outside investors. Presently we anticipate we will need to raise a minimum of $250,000 from outside investors to properly execute our business plan.

     We have not conducted any talks - preliminary or otherwise - with any prospective investors, broker/dealers, banks or other sources of funds. Nor do we have any specific plans on how we will raise this necessary capital. However, such methods may include public or private sales of our equity, borrowings from institutions or individuals, venture capital, investments from possible angel investors, and other methods and/or sources that may become available to us.

     Until we can successfully raise sufficient capital we will remain dependent on our officers and directors to support our business operations and provide us with adequate capital for our ongoing capital needs. None of our officers or directors have entered into any agreements requiring them to provide for our capital needs. We can give no assurances that they will continue providing for our capital needs or that we will be able to raise sufficient capital to execute our business plan.

     Furthermore, our ability to raise capital by selling securities, equity and/or debt, and hence our liquidity, could be materially adversely affected by the general unease in the equities market, the limited availability of venture capital financing sources, and current worldwide general economic woes.

     If we fail to raise the necessary capital to commence full-scale operations, we may be forced into involuntary insolvency. Management intends to prevent accruing unnecessary expenses until sufficient funding has been procured to prevent such a situation from ever developing.


Item 3. DESCRIPTION OF PROPERTY

Properties

     One of our directors currently provides us with approximately 150 square feet of office space free of charge within her own residence. She has no plans to begin charging us a rent within the next year for the usage of this space.

Intellectual  Property

     We currently do not own any trademarks or servicemarks.


Item 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table present certain information as of July 15, 2002 regarding the beneficial ownership of our common stock by:

- each person or entity known by us to own beneficially 5% or more of our issued and outstanding common stock;

-     each of our directors; and

-     all of our directors and executive officers as a group.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Under SEC rules, a person is deemed to be the beneficial owner of securities which may be acquired by such person upon the exercise of options and warrants or the conversion of convertible securities within 60 days from the date on which beneficial ownership is to be determined. Each beneficial owner's percentage ownership is determined by dividing the number of shares beneficially owned by that person by the number of outstanding shares, increased to reflect the beneficially-owned shares underlying options, warrants or other convertible securities included in that person's holdings, but not those underlying shares held by any other person. As of July 15, 2002 we had 5,000,000 shares issued and outstanding.

     Except as otherwise indicated in the notes to the table, we believe that all shares are beneficially owned, and investment and voting power is held by, the persons named as owners.


Name and Address
Of Beneficial Owner
-------------------
                                              Shares
                                           Beneficially  Percentage
Directors and Executive Officers:              Held        Owned
-------------------------------------      -----------   ----------

Victoria Z. Carlton                          2,710,000      54.2%
2203 Palencia Dr. #2203
Tampa, FL  33618

Michael Hume                                    10,000        *
6722 Marwa Pointe Village Ct. #201
Tampa, FL  33624

All directors and officers as a group
  (2 persons)                                2,720,000      54.4%

Five Percent Stockholders
-------------------------
Stag Financial Group, Inc. (1)
  P. O. Box 23542
  Tampa, FL  33623                           2,100,000      42.0%


* - less than 1%

(1) Victoria Z. Carlton directly owns 2,510,000, or 50.2%, of our 5,000,000 issued and outstanding common shares. She is also claiming beneficial ownership of 200,000 common shares directly owned by Premier Development & Investment, Inc., a company for which she concurrently serves as the treasurer, secretary and a director. Through her positions at Premier Development & Investment she has significant influence regarding the voting and/or disposition of these beneficially owned common shares.

(2) J. Scott Sitra is the President, CEO and majority shareholder of Stag Financial Group, Inc.



Item 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     Our directors, executive officers, promoters and control person, their ages as of July 15, 2002, and their positions with us are as follows:

            Name             Age                 Position
            ----             ---                 --------
Victoria Z. Carlton          26       Chairman, President, Chief Executive
                                        Officer and Director

Michael Hume                 31       Treasurer, Secretary and Director

     Our Board of Directors is comprised of only one class of director. Each director is elected to hold office until the next annual meeting of stockholders and until his successor has been elected and qualified. Officers are elected annually by the Board of Directors and hold office until successors are duly elected and qualified. The following is a brief account of the business experience of each of our directors and executive officers. There is no family relationship between any director or executive officer.

VICTORIA Z. CARLTON has been our Chairman, President, Chief Executive Officer and a Director since March 15, 2002. Ms. Carlton concurrently works at Premier Development & Investment, Inc., a developer and operator of theme-based restaurants and bars, as their Treasurer, Secretary and also serves as a Director on their Board of Directors. She co-founded Premier in March 2001 and began working for them in a full-time capacity in November 2001. Prior to joining Premier she served as the Human Resources Coordinator for Theochem Corporation, an international chemical company located in Tampa, Florida. She joined Theochem in April 2001 where her duties included processing all applicants, advertising, screening and interviewing for open positions, as well as conducting orientation for all new hires and disseminating benefits information. Preceding her position at Theochem, she worked for IBM from June 1997 through June 2000 where she worked with the Global Services and eBusiness development teams on the Y2K eBusiness Customer Readiness Project helping clients upgrade their systems for Year 2000 compliance issues. Prior to joining IBM, Ms. Carlton worked in retail as a manager at Linen Supermarket. Ms. Carlton attended the University of South Florida in Tampa, Florida. Ms. Carlton will devote no more than 20 hours per week on our business.

MICHAEL HUME has been our Treasurer, Secretary and a Director since March 15, 2002. Mr. Hume brings with him over 10 years of sales, management and promotional experience in the food and service industry. He concurrently works as a bartender at the Tampa Ale House, a casual steak and seafood bar located in Tampa, Florida. Mr. Hume has been working at the Tampa Ale House since its inception in March 1998. Prior to joining Tampa Ale House, Mr. Hume managed the Terrace Grill and Jazz Club, also located in Tampa, Florida. Mr. Hume's tenure at Terrace Grill and Jazz Club began in August 1996 and his responsibilities included the hiring of employees and musicians, general promotions, advertising and the oversight of day-to-day activities. Mr. Hume attended the University of South Florida in Tampa, Florida. Mr. Hume will devote no more than 20 hours per week on our business.


Item 6. EXECUTIVE COMPENSATION

     We do not have any employment agreements in place with any of our employees, current or former, and we have never implemented a pension, health, annuity, bonus, profit sharing or other similar plans. All future employment arrangements are subject to the discretion of our Board of Directors. We do not anticipate entering into any such arrangements during the current fiscal year.

     None of our officers or directors (Victoria Z. Carlton and Michael Hume) have in the past nor do they currently receive a salary or any other form of payment for their services. Since our inception on January 18, 1994 we have not paid a salary or other form of payment for the services of our officers and directors. We do not anticipate beginning to pay any of our executive officers or directors any type of compensation during the current fiscal year.
Therefore, no summary compensation tables are included in this registration statement.

     Additionally, we have never issued any stock options nor do we have any plans to issue any such instruments during the current fiscal year.


Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     During the past two fiscal years we have not engaged in or proposed any transactions between any of our officers, directors, nominees for election as director, or any shareholder owning more than five percent (5%) of our issued and outstanding shares, nor any member of our officers and directors immediate family, except as follows:

     Our President and Chief Executive Officer, Victoria Z. Carlton, currently provides us with approximately 150 square feet of office space free of charge within her own residence. She has no plans to begin charging us a rent within the next year for the usage of this space.

     In addition, Ms. Carlton concurrently serves as the Treasurer, Secretary and as a Director at Premier Development & Investment, Inc., a developer and operator of theme-based restaurants and bars. Even though we do not directly compete with Premier Development & Investment, there is the possibility Ms. Carlton could encounter various conflicts of interest between her divided responsibilities. We have no agreements in place to prevent Ms. Carlton from redirecting our future clients and/or business opportunities to Premier Development & Investment, Inc. Furthermore, we have not yet formulated a policy for the resolution of any such conflicts of interest should they arise.

     Management has offered to assist us meeting any near-term operating expenses that cannot be deferred and exceed our available cash on hand. Because we have no agreement with management they are under no obligation to cover such future operating expenses. To date we have not incurred any such operating expenses requiring management's financial assistance.


Item 8. DESCRIPTION OF SECURITIES

     We are authorized to issued 60,000,000 shares of capital stock, comprised of 50,000,000 shares of common stock, par value of $1.00 per share, and 10,000,000 shares of preferred stock, par value of $2.00 per share. As of July 15, 2002, we had 5,000,000 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Common Stock

     Our Articles of Incorporation authorizes us to issue up to 50,000,000 shares of common stock, $1.00 par value. Each holder of our common stock is entitled to one vote for each share held of record on all voting matters we present for a vote of stockholders, including the election of directors.
Holders of common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption or sinking fund provisions with respect to our common stock. All shares of our common stock are entitled to share equally in dividends from sources legally available when, as and if declared by our Board of Directors. All outstanding shares of our common stock are fully paid and non-assessable.

     In the event of our liquidation or dissolution, all shares of our common stock are entitled to share equally in our assets available for distribution to stockholders. However, the rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of preferred stock that our Board of Directors may decide to issue in the future.

Preferred Stock

     Our Articles of Incorporation authorizes us to issue up to 10,000,000 shares of preferred stock, $0.001 par value. As of July 15, 2002 we had no shares of preferred stock issued or outstanding. Our Board of Directors is authorized, without further action by the shareholders, to issue shares of preferred stock and to fix the designations, number, rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and sinking fund terms. We believe that the Board of Directors' power to set the terms of, and our ability to issue, preferred stock will provide flexibility in connection with possible financing or acquisition transactions in the future. The issuance of preferred stock, however, could adversely affect the voting power of holders of common stock and decrease the amount of any liquidation distribution to such holders. The presence of outstanding preferred stock could also have the effect of delaying, deterring or preventing a change in control of our company. We have no present plans to issue any shares of preferred stock.

Warrants and Stock Options

     As of July 15, 2002, we had no warrants or stock options issued and outstanding. Furthermore, we have no present plans to issue any warrants or stock options.

Transfer Agent

     Our stock transfer agent is Transfer Online, Inc. Transfer Online's address is 227 South West Pine Street, Suite 300, Portland, Oregon 97204, and their telephone and fax numbers are (503)227-2950 and (503)227-6874, respectively.


PART II
-------

Item 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     Our shares of common stock are not currently quoted on any public market nor have they ever traded on a public market.

     In the event our common stock ever commences trading on a public market it is very likely that our shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Exchange Act, which is commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g9(d)(1) incorporates the definition of penny stock as that used in Rule 3a5l-l of the Exchange Act. The Commission generally defines a penny stock as any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a5l-l provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on the NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If our common stock is deemed a penny stock, trading in it, if trading ever develops, will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse. For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker dealers to trade and/or maintain a market in a stock subject to the penny stock rule and may impair the ability of shareholders to sell their shares.

Dividend Policy

     We have never declared or paid cash dividends. We currently intend to retain all future earnings, if any, for the operation and expansion of our business and do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions and other factors deemed relevant by our board.


Item 2. LEGAL PROCEEDINGS

          We are not a party to any legal proceedings nor are we aware of any pending legal proceedings against us.


Item 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     On July 8, 2002, we engaged Baumann, Raymondo & Company, PA, as our independent public accountants. Prior to this engagement we had no independent public accountant.


Item 4.     RECENT SALES OF UNREGISTERED SECURITIES

     On February 7, 1994, we issued 5,000 shares of our common stock to our incorporator in consideration of his services and out-of-pocket expenses associated with our incorporation and initial organization. These services were valued at $5,000, or $1.00 per share. In connection with this issuance we relied upon the exemption from the registration requirements pursuant to the provisions of Section 4(2) of the Securities Act as a transaction by an issuer not involving any public offering. By virtue of our incorporator's relationship with us during our organization, he had access to all relevant information relating to us and represented that he had the required investment intent. In addition, the securities issued bore an appropriate restrictive legend.

     On  May  21,  1994,  we  enacted  a  1,000-for-1  forward  stock  split.


ITEM  5.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

     Our Articles of Incorporation and Bylaws provides for the indemnification of our officers, directors, employees and agents under certain circumstances, for any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative; and "expenses" including, without limitation, attorney's fees and any expenses, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection wit the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in our best interests and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful.

     Article X of our Articles of Incorporation provides that our directors and officers shall be protected from personal liability to the fullest extent permitted by law. Additionally, Article X of our Bylaws contains provisions for the indemnification of our directors and officers.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons by and through the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of legal counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                              FINANCIAL STATEMENTS


                                                                       PAGE
                                                                       ----

INDEPENDENT AUDITORS' REPORT                                            25

FINANCIAL STATEMENTS -

  BALANCE SHEET AT DECEMBER 31, 2001                                    26

  STATEMENTS OF OPERATIONS FOR THE YEARS ENDED
    DECEMBER 31, 2001 AND 2000 AND THE CUMULATIVE PERIOD
    SINCE INCEPTION TO DECEMBER 31, 2001                                27

  STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED
    DECEMBER 31, 2001 AND 2000 AND THE CUMULATIVE PERIOD
    SINCE INCEPTION TO DECEMBER 31, 2001                                28

  STATEMENTS OF STOCKHOLDER'S EQUITY FOR THE YEARS ENDED
    DECEMBER 31, 2001 AND 2000 AND THE CUMULATIVE PERIOD
    SINCE INCEPTION TO DECEMBER 31, 2001                                29

  NOTES TO FINANCIAL STATEMENTS                                       30-32


JUNE 30, 2002 (UNAUDITED) FINANCIAL STATEMENTS -

  BALANCE SHEET AT JUNE 30, 2002 (UNAUDITED)                            33

  STATEMENTS OF OPERATIONS FOR THE PERIOD ENDED
    JUNE 30, 2002 (UNAUDITED) AND THE CUMULATIVE PERIOD
    SINCE INCEPTION TO JUNE 30, 2002                                    34

  STATEMENTS OF CASH FLOWS FOR THE PERIOD ENDED
    JUNE 30, 2002 (UNAUDITED) AND THE CUMULATIVE PERIOD
    SINCE INCEPTION TO JUNE 30, 2002                                    35

  STATEMENTS OF STOCKHOLDER'S EQUITY FOR THE PERIOD ENDED
    JUNE 30, 2002 (UNAUDITED) AND THE CUMULATIVE PERIOD
    SINCE INCEPTION TO JUNE 30, 2002                                    36

  NOTES TO FINANCIAL STATEMENTS (UNAUDITED)                           37-40

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------



To the Board of Directors and Stockholders
Restaurant Training Corporation
(formerly Sitra Investments, Inc.)
Tampa, Fl

We have audited the accompanying balance sheet of Restaurant Training Corporation (formerly Sitra Investments, Inc.), at December 31, 2001, and the related statements of operations, cash flows and stockholder's equity for the years ended December 31, 2001 and 2000 and the cumulative period from inception to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Restaurant Training Corporation at December 31, 2001 and the result of its operations and its cash flows for the year ended December 31, 2001 and 2000, and the cumulative period from inception to December 31,2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note F, the Company has been in the development stage since its
inception on January 18, 1994.   The Company has limited equity resources so it
may be necessary for the executive officers and directors to fund operations until such time as investment capital can be raised. In addition, the Company will need to hold expenses to a minimum and to obtain goods and services through the issuance of stock. Management hopes to generate enough interest from outside investors so that sufficient levels of capital can be raised. These factors raise substantial doubt about the Company's ability to continue as a going concern


/s/ Baumann, Raymondo & Company, P.A.
BAUMANN, RAYMONDO & COMPANY, P.A.
Tampa, Florida
July 10, 2002

      RESTAURANT TRAINING CORPORATION (FORMERLY SITRA INVESTMENTS, INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                                  BALANCE SHEET

                                DECEMBER 31, 2001

                                     ASSETS

Current assets:                                       $    -
                                                      ------
    Total current assets                              $    -
                                                      ======

                                   LIABILITIES

Current liabilities:                                  $    -
                                                      ------
    Total current liabilities                         $    -
                                                      ======
Stockholders' equity:
    Common stock, $1.00 par value
       50,000,000 authorized;
       5,000,000 shares issued and outstanding $5,000,000 Preferred stock, $1.00 par value
       10,000,000 authorized;
       -0- shares issued and outstanding                   -

    Additional paid in capital                    (4,995,000)
    Accumulated deficit during the
       development stage                              (5,000)

                                                  -----------
         Total stockholders' equity                        -
                                                  -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY        $        -
                                                  ===========

      RESTAURANT TRAINING CORPORATION (FORMERLY SITRA INVESTMENTS, INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                             STATEMENT OF OPERATIONS

                                                                                     Cumulative
                                                                                       During
                                                                                     Development
                                                       2001             2000            Stage
                                                  -------------    -------------    -------------

REVENUE                                                  $    -          $    -          $     -

OPERATING EXPENSES
  Consulting services                                         -               -             5,000
                                                        --------        --------         --------
  Total operating expenses                                    -               -             5,000

(Loss) on operations and net (loss)                           -               -            (5,000)

(Loss) per common share

    Basic                                                  NIL            NIL               NIL
                                                        =========      =========        =========

    Fully diluted                                          NIL            NIL               NIL
                                                        =========      =========        =========
Weighted average number of shares
    Basic                                               5,000,000      5,000,000        5,000,000

    Fully diluted                                       5,000,000      5,000,000        5,000,000

      RESTAURANT TRAINING CORPORATION (FORMERLY SITRA INVESTMENTS, INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                             STATEMENT OF CASH FLOWS
                         FOR THE YEARS ENDED DECEMBER 31,

                                                                                    Cumulative
                                                                                      During
                                                                                    Development
                                                      2001             2000            Stage
                                                 -------------    -------------    -------------
Cash flows from operating activities:
   Net (loss) earnings                              $      -         $      -          ($5,000)
   Adjustments to reconcile net (loss) to
    cash provided by (used) in operating
    activities:

      Shares issued to President of Sitra
       in conjunction with incorporation and
       organizing Sitra                                    -                -            5,000
                                                    --------         --------         --------
   Total adjustments                                       -                -            5,000
                                                    --------         --------         --------
   Net cash provided by (used) in operations        $      -         $      -         $      -
                                                    --------         --------         --------

Net increase (decrease) in cash                     $      -         $      -         $      -

Cash at beginning of the period                            -                -                -
                                                    --------         --------         --------
Cash at end of the period                           $      -         $      -         $      -
                                                    ========         ========         ========


                         RESTAURANT TRAINING CORPORATION (FORMERLY SITRA INVESTMENTS, INC.)
                                            (A DEVELOPMENT STAGE COMPANY)
                                          STATEMENT OF STOCKHOLDERS' EQUITY
                                    FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000


                                                                     DEFICIT
                                                                   ACCUMULATED
                                                       ADDITIONAL   DURING THE
                                         COMMON STOCK    PAID-IN   DEVELOPMENT
                                     SHARES     AMOUNT   CAPITAL      STAGE        TOTAL
                                   ----------  --------  -------  ------------  ----------
BALANCE, JANUARY 18, 1994
 (INCEPTION)                               -   $      -  $      -  $          -  $       -

 February 7, 1994, issuance of
   common stock to officer
   for services                        5,000      5,000         -             -      5,000

 May 29, 1994, Issuance of
   common stock in connection
   with 1,000 for 1 split          4,995,000  4,995,000 (4,995,000)           -          -

  Net loss during period                   -          -         -        (5,000)    (5,000)
                                ------------- ---------  -----------  ------------  --------

BALANCE, DECEMBER 31, 1999         5,000,000 $5,000,000 $(4,995,000)    $ (5,000)  $     -
                                   ========== ========= ============ =============  =======

  Net income (loss) for the year           -          -         -              -         -
                                ------------- ---------  -----------  ------------  --------

BALANCE, DECEMBER 31, 2000         5,000,000 $5,000,000 $(4,995,000)    $ (5,000)  $     -
                                   ========== ========= ============ =============  =======

  Net income (loss) for the year           -          -         -              -         -
                                ------------- ---------  -----------  ------------  --------

BALANCE, DECEMBER 31, 2001         5,000,000 $5,000,000 $(4,995,000)    $ (5,000)  $     -
                                   ========== ========= ============ =============  =======

            RESTAURANT TRAINING CORPORATION (FORMERLY SITRA INVESTMENTS, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                            DECEMBER 31, 2001 AND 2000


NOTE  A  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

Nature of Operations
--------------------

Restaurant Training Corporation ("RTC" and formerly Sitra Investments, Inc. "Sitra") a Texas corporation organized on January 18, 1994 is a development stage company, and as such has devoted most of its efforts since inception to developing its business plan, issuing common stock, establishing its accounting systems and other administrative functions.

RTC was an unregistered private shell with no operations prior to the acquisition of a controlling interest by Victoria Carlton and Michael Hume (the President and Treasurer of RTC, respectively) in January 2002. All historical information is the result of the preceding operating entity, Sitra, which had no operations. Victoria Carlton and Michael Hume purchased 2,510,000 and 10,000 shares, respectively, at a price of $.001 per share from J. Scott Sitra in a private transaction.

RTC's strategy is assist both franchised and non-franchised restaurants to organize, properly train and retain their employees.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
------------

RTC records its federal and state tax liability in accordance with Financial Accounting Standards Board Statement No. 109 "Accounting for Income Taxes". The deferred taxes payable are recorded for temporary differences between the recognition of income and expenses for tax and financial reporting purposes, using current tax rates.

Deferred assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Since its inception, RTC has an accumulated loss of $ 5,000 for income tax purposes, which can be used to offset future taxable income through 2009. The potential tax benefit of this loss is estimated as follows:

                Future tax benefit     $    750
                Valuation allowance        (750)
                Net tax benefit        $      -
                                       ----------

At December 31, 2001, no deferred tax assets or liabilities are recorded in the accompanying financial statements.

Fiscal Year
-----------

RTC elected December 31 as its fiscal year end.

Ownership Structure
-------------------

As of December 31, 2001, J. Scott Sitra owned 5,000,000, or 100% of the issued and outstanding common shares. Mr. Sitra sold 2,100,000 shares to Stag Financial Group, Inc. (a company controlled by J. Scott Sitra) in January 2002 at a price of $.001 per share. Stag Financial Group will not participate in the ongoing operations of RTC other than continuing to assist with RTC's Edgar filing requirements. Furthermore, the rights held by Stag Financial Group and the other minority shareholders are not significant participatory rights other than those held by all other owners of RTC's common stock.

Earnings per Share
------------------

On March 3, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 128, "Earnings Per Share", which provides for the calculation of Basic and Diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing income or loss available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of the entity.

NOTE B - STOCK ISSUANCES AND STOCK SPLIT

On February 7, 1994, 5,000 shares of Sitra $1.00 par value common stock was issued to the President of Sitra Investments, Inc. for services rendered for the incorporation and organization of RTC. The value of the services rendered to RTC was valued at $5,000. The stock was issued under the provisions of Rule 144 of the Securities Act of 1933, as amended.

On May 21, 1994, the Board of Directors of Sitra authorized a 1,000 for 1 stock split of Sitra's $1.00 par value common stock. The value of the common stock remained at $1.00 after the 1,000 for 1 split. Thus, RTC essentially effected a stock split in the form of a stock dividend. As a result of the split, 4,995,000 additional shares were issued, and additional paid in capital was reduced by $4,995,000. Additional paid in capital was reduced as RTC did not have sufficient retained earnings to absorb the transfer to capital. All references in the accompanying financial statements to the number of common shares and per share amounts have been restated to reflect the stock split.

NOTE C - STOCK RIGHTS AND PRIVILEGES

Common Stockholders
-------------------

Each common stockholder is entitled to one vote on each matter on which the share is entitled to vote and, subject to the rights of the preferred stockholders, when, and if declared by the Board of Directors, out of funds legally available therefore, dividends payable in cash, stock otherwise.

Upon any liquidation, dissolution or winding-up of RTC, whether voluntary or involuntary, and after the holders of the preferred stock have been paid in full the amounts to which they respectively shall be entitled or a sum sufficient for such payment in full shall have been set aside, the remaining net assets of RTC shall be distributed pro-rata to the common stockholders.

Preferred Stockholders
----------------------

The Board of Directors is authorized to provide for the issuance of preferred shares from time to time in one or more series of any number of shares of preferred stock, and to establish the number of shares included in each series. In each individual series the Board of Directors shall determine the distinctive designation of the number of shares of the series, relative rights, preferences, qualifications and limitations of the shares of each such series.

NOTE D - AMENDMENT TO ARTICLES OF INCORPORATION

On May 1, 2001 Sitra approved an amendment to its articles of incorporation to
(a) change the name of the company from Sitra Investments, Inc. to Restaurant Training Corporation; (b) increase the number of common shares from 10,000,000 to 50,000,000; and (c) increase the number of preferred shares from 500,000 to 10,000,000. The amendments were received by the State of Texas and have been found to conform to law on January 15, 2002.

NOTE E - SECURITIES REGISTRATION

RTC is in the process of filing a From 10-SB with the Securities and Exchange Commission for the purpose of registering securities as a small business under
Section 12(g) of the Exchange Act of 1934.

NOTE F - GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred losses from its inception on January 18, 1994 through December 31, 2002. The Company does not have an established source of revenues sufficient to cover its operating costs and, accordingly, there is substantial doubt about its ability to continue as a going concern.

In order to develop an established source of revenues, and achieve a profitable level of operations, the Company will need, among other things, additional capital resources. Management is currently seeking outside funding through various sources, including through debt and/or the sale of equity in the Company. However, there is no guarantee that management will be successful in procuring any outside funding, or if such funding does become available, that such funding will be on terms acceptable to us. Until such funding is secured, the Company will continue to rely on contributions from the executive officers and members of the Board of Directors to maintain compliance with its various state and federal filing requirements, including those with the Securities and Exchange Commission. Management, however, cannot provide any assurances that it will be successful in securing the necessary funding to properly execute the Company's business plan.

The Company does not have formal agreements with any director or officer to provide for cash needs as they arise, has not obtained any revenue generating operations, or received outside funding to meet cash needs.

The Company is relying on the current officers and directors to fund such needs. To the extent the officers and directors will not continue to fund such needs, operations as they currently exist will cease.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully secure adequate investments from outside sources to commence the execution of its business plan and eventually attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

      RESTAURANT TRAINING CORPORATION (FORMERLY SITRA INVESTMENTS, INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                                  BALANCE SHEET

                                  JUNE 30, 2002
                                   (unaudited)

                                     ASSETS

Current assets:                                       $    -
                                                      ------
    Total current assets                              $    -
                                                      ======

                                   LIABILITIES

Current liabilities:                                  $    -
                                                      ------
    Total current liabilities                         $    -
                                                      ======
Stockholders' equity:
    Common stock, $1.00 par value
       50,000,000 authorized;
       5,000,000 shares issued and outstanding        $5,000
    Preferred stock, $1.00 par value
       10,000,000 authorized;
       -0- shares issued and outstanding                   -

    Additional paid in capital                    (4,995,000)
    Accumulated deficit during the
       development stage                              (5,000)

                                                  -----------
         Total stockholders' equity                        -
                                                  -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY        $        -
                                                  ===========

      RESTAURANT TRAINING CORPORATION (FORMERLY SITRA INVESTMENTS, INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                             STATEMENT OF OPERATIONS
                                   (unaudited)

                                                                                                                       Cumulative
                                                    3-months         3-months         6-months        6-months           During
                                                      Ended            Ended            Ended           Ended          Development
                                                  June 30, 2002    June 30, 2001    June 30, 2002    June 30, 2001        Stage
                                                  -------------    -------------    -------------    -------------    -------------

REVENUE                                                  $    -          $    -           $    -          $    -          $     -

OPERATING EXPENSES
  Consulting services                                         -               -                -               -             5,000
                                                        --------        --------         --------        --------         --------
  Total operating expenses                                    -               -                -               -             5,000

(Loss) on operations and net (loss)                           -               -                -               -            (5,000)

(Loss) per common share

    Basic                                                  NIL            NIL               NIL            NIL                NIL
                                                        =========      =========        =========       =========         =========

    Fully diluted                                          NIL            NIL               NIL            NIL                NIL
                                                        =========      =========        =========       =========         =========
Weighted average number of shares
    Basic                                               5,000,000      5,000,000        5,000,000       5,000,000         5,000,000

    Fully diluted                                       5,000,000      5,000,000        5,000,000       5,000,000         5,000,000

      RESTAURANT TRAINING CORPORATION (FORMERLY SITRA INVESTMENTS, INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                             STATEMENT OF CASH FLOWS
                                   (unaudited)

                                                                                                                       Cumulative
                                                    3-months         3-months         6-months        6-months           During
                                                      Ended            Ended            Ended           Ended          Development
                                                  June 30, 2002    June 30, 2001    June 30, 2002    June 30, 2001        Stage
                                                  -------------    -------------    -------------    -------------    -------------
Cash flows from operating activities:
   Net (loss) earnings                              $      -         $      -          $     -           $      -          ($5,000)
   Adjustments to reconcile net (loss) to
    cash provided by (used) in operating
    activities:

      Shares issued to President of Sitra
       in conjunction with incorporation and
       organizing Sitra                                    -                -                -                  -            5,000
                                                    --------         --------         --------           --------         --------
   Total adjustments                                       -                -                -                  -            5,000
                                                    --------         --------         --------           --------         --------
   Net cash provided by (used) in operations        $      -         $      -         $      -           $      -         $      -
                                                    --------         --------         --------           --------         --------

Net increase (decrease) in cash                     $      -         $      -         $      -           $      -         $      -

Cash at beginning of the period                            -                -                -                  -                -
                                                    --------         --------         --------           --------         --------
Cash at end of the period                           $      -         $      -         $      -           $      -         $      -
                                                    ========         ========         ========           ========         ========


                         RESTAURANT TRAINING CORPORATION (FORMERLY SITRA INVESTMENTS, INC.)
                                            (A DEVELOPMENT STAGE COMPANY)
                                          STATEMENT OF STOCKHOLDERS' EQUITY

                               FROM INCEPTION (JANUARY 18, 1994) THROUGH JUNE 30, 2002
                                                     (unaudited)


                                                                     DEFICIT
                                                                   ACCUMULATED
                                                       ADDITIONAL   DURING THE
                                         COMMON STOCK    PAID-IN   DEVELOPMENT
                                     SHARES     AMOUNT   CAPITAL      STAGE        TOTAL
                                   ----------  --------  -------  ------------  ----------
BALANCE, JANUARY 18, 1994
 (INCEPTION)                               -   $      -  $      -  $          -  $       -

 February 7, 1994, issuance of
   common stock to officer
   for services                        5,000      5,000         -             -      5,000

 May 29, 1994, Issuance of
   common stock in connection
   with 1,000 for 1 split          4,995,000  4,995,000 (4,995,000)           -          -

  Net loss during period                   -          -         -        (5,000)    (5,000)
                                ------------- ---------  -----------  ------------  --------

BALANCE, DECEMBER 31, 1999         5,000,000 $5,000,000 $(4,995,000)    $ (5,000)  $     -
                                   ========== ========= ============ =============  =======

  Net income (loss) for the year           -          -         -              -         -
                                ------------- ---------  -----------  ------------  --------

BALANCE, DECEMBER 31, 2000         5,000,000 $5,000,000 $(4,995,000)    $ (5,000)  $     -
                                   ========== ========= ============ =============  =======

  Net income (loss) for the year           -          -         -              -         -
                                ------------- ---------  -----------  ------------  --------

BALANCE, DECEMBER 31, 2001         5,000,000 $5,000,000 $(4,995,000)    $ (5,000)  $     -
                                   ========== ========= ============ =============  =======

  Net income (loss) for period             -          -         -              -         -
                                ------------- ---------  -----------  ------------  --------

BALANCE, JUNE 30, 2002             5,000,000 $5,000,000 $(4,995,000)    $ (5,000)  $     -
                                   ========== ========= ============ =============  =======


            RESTAURANT TRAINING CORPORATION (FORMERLY SITRA INVESTMENTS, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                JUNE 30, 2002
                                 (unaudited)


NOTE  A  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

Nature of Operations
--------------------

Restaurant Training Corporation ("RTC" and formerly Sitra Investments, Inc. "Sitra") a Texas corporation organized on January 18, 1994 is a development stage company, and as such has devoted most of its efforts since inception to developing its business plan, issuing common stock, establishing its accounting systems and other administrative functions.

RTC was an unregistered private shell with no operations prior to the acquisition of a controlling interest by Victoria Carlton and Michael Hume (the President and Treasurer of RTC, respectively) in January 2002. All historical information is the result of the preceding operating entity, Sitra, which had no operations. Victoria Carlton and Michael Hume purchased 2,510,000 and 10,000 shares, respectively, at a price of $.001 per share from J. Scott Sitra in a private transaction.

RTC's strategy is assist both franchised and non-franchised restaurants to organize, properly train and retain their employees.

Interim Unaudited Financial Statements
--------------------------------------

The interim financial statements are unaudited and reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for the interim periods. The results of operations for the three months ended June 30, 2002 are not necessarily indicative of the results for the entire fiscal year. The financial statements included herein are presented in accordance with the requirements of Form 10-QSB and consequently do not include all of the disclosures normally made in the registrant's annual Form 10-KSB filing. These financial statements should be read in conjunction the with audited financial statements and notes thereto also contained within this Form 10-SB registration statement.

Going Concern
-------------

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred losses from its inception on January 18, 1994 through December 31, 2002. The Company does not have an established source of revenues sufficient to cover its operating costs and, accordingly, there is substantial doubt about its ability to continue as a going concern.

In order to develop an established source of revenues, and achieve a profitable level of operations, the Company will need, among other things, additional capital resources. Management is currently seeking outside funding through various sources, including through debt and/or the sale of equity in the Company. However, there is no guarantee that management will be successful in procuring any outside funding, or if such funding does become available, that such funding will be on terms acceptable to us. Until such funding is secured, the Company will continue to rely on contributions from the executive officers and members of the Board of Directors to maintain compliance with its various state and federal filing requirements, including those with the Securities and Exchange Commission. Management, however, cannot provide any assurances that it will be successful in securing the necessary funding to properly execute the Company's business plan.

The Company does not have formal agreements with any director or officer to provide for cash needs as they arise, has not obtained any revenue generating operations, or received outside funding to meet cash needs.

The Company is relying on the current officers and directors to fund such needs. To the extent the officers and directors will not continue to fund such needs, operations as they currently exist will cease.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully secure adequate investments from outside sources to commence the execution of its business plan and eventually attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
------------

RTC records its federal and state tax liability in accordance with Financial Accounting Standards Board Statement No. 109 "Accounting for Income Taxes". The deferred taxes payable are recorded for temporary differences between the recognition of income and expenses for tax and financial reporting purposes, using current tax rates.

Deferred assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Since its inception, RTC has an accumulated loss of $ 5,000 for income tax purposes, which can be used to offset future taxable income through 2009. The potential tax benefit of this loss is estimated as follows:


                Future tax benefit     $    750
                Valuation allowance        (750)
                Net tax benefit        $      -
                                       ----------

At December 31, 2001, no deferred tax assets or liabilities are recorded in the accompanying financial statements.

Fiscal Year
-----------

RTC elected December 31 as its fiscal year end.

Ownership Structure
-------------------

As of December 31, 2001, J. Scott Sitra owned 5,000,000, or 100% of the issued and outstanding common shares. Mr. Sitra sold 2,100,000 shares to Stag Financial Group, Inc. (a company controlled by J. Scott Sitra) in January 2002 at a price of $.001 per share. Stag Financial Group will not participate in the ongoing operations of RTC other than continuing to assist with RTC's Edgar filing requirements. Furthermore, the rights held by Stag Financial Group and the other minority shareholders are not significant participatory rights other than those held by all other owners of RTC's common stock.

Earnings per Share
------------------

On March 3, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 128, "Earnings Per Share", which provides for the calculation of Basic and Diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing income or loss available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of the entity.

NOTE B - STOCK ISSUANCES AND STOCK SPLIT

On February 7, 1994, 5,000 shares of Sitra $1.00 par value common stock was issued to the President of Sitra Investments, Inc. for services rendered for the incorporation and organization of RTC. The value of the services rendered to RTC was valued at $5,000. The stock was issued under the provisions of Rule 144 of the Securities Act of 1933, as amended.

On May 21, 1994, the Board of Directors of Sitra authorized a 1,000 for 1 stock split of Sitra's $1.00 par value common stock. The value of the common stock remained at $1.00 after the 1,000 for 1 split. Thus, RTC essentially effected a stock split in the form of a stock dividend. As a result of the split, 4,995,000 additional shares were issued, and additional paid in capital was reduced by $4,995,000. Additional paid in capital was reduced as RTC did not have sufficient retained earnings to absorb the transfer to capital. All references in the accompanying financial statements to the number of common shares and per share amounts have been restated to reflect the stock split.

NOTE C - STOCK RIGHTS AND PRIVILEGES

Common Stockholders
-------------------

Each common stockholder is entitled to one vote on each matter on which the share is entitled to vote and, subject to the rights of the preferred stockholders, when, and if declared by the Board of Directors, out of funds legally available therefore, dividends payable in cash, stock otherwise.

Upon any liquidation, dissolution or winding-up of RTC, whether voluntary or involuntary, and after the holders of the preferred stock have been paid in full the amounts to which they respectively shall be entitled or a sum sufficient for such payment in full shall have been set aside, the remaining net assets of RTC shall be distributed pro-rata to the common stockholders.

Preferred Stockholders
----------------------

The Board of Directors is authorized to provide for the issuance of preferred shares from time to time in one or more series of any number of shares of preferred stock, and to establish the number of shares included in each series. In each individual series the Board of Directors shall determine the distinctive designation of the number of shares of the series, relative rights, preferences, qualifications and limitations of the shares of each such series.

NOTE D - AMENDMENT TO ARTICLES OF INCORPORATION

On May 1, 2001 Sitra approved an amendment to its articles of incorporation to
(a) change the name of the company from Sitra Investments, Inc. to Restaurant Training Corporation; (b) increase the number of common shares from 10,000,000 to 50,000,000; and (c) increase the number of preferred shares from 500,000 to 10,000,000. The amendments were received by the State of Texas and have been found to conform to law on January 15, 2002.

NOTE E - SECURITIES REGISTRATION

RTC is in the process of filing a From 10-SB with the Securities and Exchange Commission for the purpose of registration of securities as a small business under Section 12(g) of the Exchange Act of 1934.

PART  III
--------

Item 1. INDEX TO EXHIBITS

     The following exhibits are filed as a part of this disclosure statement:

Exhibit
Number      Description
-------     -----------

3.1*        Articles of Incorporation, filed on January 18, 1994
3.2*        Certificate of Incorporation dated January 18, 1994
3.3*        Articles of Amendment to the Articles of Incorporation,
              filed on January 15, 2002
3.4*        Certificate of Amendment dated January 15, 2002
3.5*        Articles of Amendment to the Articles of Incorporation,
              filed on July 19, 2002
3.6*        Certificate of Amendment dated July 19, 2002
3.7*        Bylaws

Consent letter of Baumann, Raymondo & Co., P.A. dated
              February 4, 2003
-----------------------
Incorporated by reference registration statement on Form 10-SB (No. 000-49945) filed July 24, 2002.

                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

                                        RESTAURANT TRAINING CORPORATION
                                        (Registrant)



Date: February 4, 2003                  By: /s/ Victoria Z. Carlton
                                            -----------------------
                                            Victoria Z. Carlton
                                            Chairman, President and
                                            Chief Executive Officer


     In accordance with the requirements of the Securities Exchange Act of 1934, this Disclosure Statement has been signed by the following persons in the capacities and on the dates stated.


Signature                     Title                            Date

/s/ Victoria Z. Carlton        Chairman, President, and
-----------------------        Chief Executive Officer         February 4, 2003
Victoria Z. Carlton

/s/ Michael Hume               Treasurer, Secretary and
----------------------         Director                        February 4, 2003
Michael Hume
